Pathfinder Acquisition Corporation

1950 University Avenue, Suite 350

Palo Alto, California 94303

January 12, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attention: Brittany	Ebbertt

Christine Dietz

Alexandra Barone

Jeff Kauten

Re:	Pathfinder Acquisition Corporation

Registration Statement on Form S-4, as amended

File No. 333-268068

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Pathfinder Acquisition Corporation (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on January 13, 2023, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

The Company hereby authorizes Julia Danforth of Kirkland & Ellis LLP to orally modify or withdraw this request for acceleration.

Please contact Matthew R. Pacey, P.C., of Kirkland & Ellis LLP, special counsel to the Company, at (713) 836-3786, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

PATHFINDER ACQUISITION CORPORATION

By:	/s/ David Chung
Name: David Chung
Title: Chief Executive Officer